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                                       Filed by Provident Bankshares Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                          of the Securities Exchange Act of 1934

                                   Subject Company: Harbor Federal Bancorp, Inc.
                                                    Commission File No.: 0-24194



Provident Bankshares Corporation Announces Acquisition
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Of Harbor Federal Bancorp, Inc.
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For Release:             Thursday May 4, 2000
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Media Contact:           Vicki Cox           410-277-2063
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Investor Contact:        Ellen Grossman      410-277-2889
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                         Provident Bankshares Corporation
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                         Robert A. Williams  410-277-2063
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                         Harbor Federal Bancorp, Inc.
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     BALTIMORE(May 3, 2000)-Provident Bankshares Corporation (NASDAQ:PBKS), the
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parent company of Provident Bank, the second largest independent commercial bank
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headquartered in Maryland, and Harbor Federal Bancorp, Inc.(NASDAQ:HRBF), the
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parent company of Harbor Federal Savings Bank, announced today the signing of a
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definitive agreement under which Provident will acquire Harbor Federal.
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     Harbor Federal operates nine offices in the City of Baltimore and the
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Counties of Baltimore and Anne Arundel in Maryland.  At March 31, 2000, Harbor
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had total assets of $244 million and total deposits of $181 million.
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     The acquisition enhances Provident Bank's market share in Maryland and
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builds upon the corporation's strategy to expand into attractive, existing and
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contiguous markets.  Under the terms of the transaction, Provident will exchange
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1.256 shares of its common stock for each share of Harbor common stock
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outstanding.  Approximately two million shares are expected to be issued in the
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transaction.  Provident will utilize repurchased shares for a portion of this
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transaction.  The transaction is valued at approximately $32 million.  The
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merger, which will be accounted for as a purchase, is expected to be completed
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in the third quarter of 2000.
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     Provident Bankshares Corporation Chairman and Chief Executive Officer Peter
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M. Martin welcomed Harbor Federal to the Provident family. "This acquisition
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will extend our branch network and increase our already strong presence in the
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Baltimore metropolitan area.  Additionally, the purchase allows us to add a
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branch in Anne Arundel County where we are already expanding with traditional
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and in-store locations. Provident will continue to look for other quality
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acquisitions as part of our business strategy to increase market share and
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enhance our value to shareholders."
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     Provident Bank has already expanded into the Greater Washington area
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following the acquisition of First Citizens Financial Corporation in 1997.
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Provident's branches now stretch beyond Baltimore into Frederick, Montgomery and
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Prince George's Counties of Maryland as well as into Northern Virginia and
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southern Pennsylvania.
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     Harbor Federal President Robert N. Williams commented on the acquisition.
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"We believe this transaction is a terrific opportunity for our shareholders and
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customers.  The complementary strategies and markets of our two companies make
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this a natural fit and maximize Harbor shareholder value."
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     Because of branch consolidations and expanded product base offerings,
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Provident anticipates cost savings opportunities.  Provident expects the merger
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to be accretive to earnings per share in 2001.
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     Terms of the Merger
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     Under the terms of the agreement, Harbor shareholders will receive a fixed
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exchange ratio of 1.256 shares of Provident common stock in exchange for each
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share of Harbor common stock, plus cash in lieu fractional shares.  The
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transaction is expected to be tax-free to Harbor shareholders. The Merger
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Agreement is final and definitive. However, should the price of Provident's
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shares decline beyond a specified price and index, the transaction may be
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terminated unless Provident elects to increase the exchange ratio. The merger is
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subject to certain conditions, including the approval of Harbor's shareholders
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and regulatory approval.
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     Pricing Summary
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     Price to normalized trailing 4Q earnings      14.8
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     Price to 3/31/00 book value                    120%
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     Premium to 5/02/00 Harbor market price          28%
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     Provident Bankshares Corporation is the holding company for Provident Bank,
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the second largest independent commercial bank headquartered in Maryland.  With
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more than $5.2 billion in assets, Provident serves individuals and businesses in
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the dynamic Baltimore-Washington corridor through a full range of
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financial services and a network of 87 offices in Maryland, Northern Virginia
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and southern York County, PA.  Provident Bank offers related financial services
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through its wholly owned subsidiaries, including mortgages through Provident
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Mortgage Corp., mutual funds, annuities and insurance products through
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Provident Investment Center and leases through Court Square Leasing and
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Provident Lease Corp. Visit Provident on the web at www.provbank.com
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This news release contains certain forward looking statements about the proposed
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merger of Provident and Harbor.  These statements include statements regarding
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the anticipated closing date of the transaction, anticipated cost savings, and
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anticipated future results.  Forward-looking statements can be identified by the
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fact that they do not relate strictly to historical or current facts. They often
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include words like "believe," "expect," "anticipate," "estimate," and "intend"
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or future or conditional verbs such as "will," "would," "should," "could" or
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"may."  Certain factors that could cause actual results to differ materially
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from expected include delays in completing the merger, difficulties in
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achieving cost savings from the merger or in achieving such cost savings
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within the expected time frame, difficulties in integrating Provident and
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Harbor, increased competitive pressures, changes in the interest rate
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environment, changes in general economic conditions, legislative and regulatory
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changes that adversely affect the business in which Provident and Harbor are
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engaged, and changes in the securities markets.
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Provident and Harbor will be filing a proxy statement/prospectus and other
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relevant documents concerning the merger with the Securities and Exchange
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Commission (SEC).  WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND
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ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT
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INFORMATION.  Investors will be able to obtain the documents free of charge at
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the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by
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Provident will be available free of charge from the Secretary of Provident at
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114 East Lexington Street, Baltimore, Maryland, 21202, telephone (410) 277-7000.
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Harbor will be available free of charge from the Secretary of Harbor at 705 York
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Road, Baltimore, Maryland, 21204, (410) 321-7041.  READ THE PROXY
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STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.
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Harbor and its directors may be soliciting proxies from Harbor shareholders in
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favor of the merger.  Harbor's Board of Directors is composed of J. Kemp Roche,
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Gideon N. Stieff, Jr., Joseph J. Lacy, John H. Riehl, III, Lawrence W. Williams
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and Robert N. Williams.  In addition, the following executive officers of Harbor
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may be soliciting proxies from Harbor shareholders in favor of the merger:
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Norbert J. Luken and Thomas F. Costantini, Jr.  None of these persons is the
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beneficial owner of more than 1% of the outstanding shares of Harbor common
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stock, except as follows: Mr. Stieff, 22,779 shares(1.37%); Mr. Lacy, 29,940
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shares (1.80%); Mr. L. Williams, 33,559 shares (2.027%); Mr. R. Williams, 62,250
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shares (3.74%); Mr. Luken, 67,867 shares (4.08%).  These amounts do not include
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shares that may be acquired upon the exercise of outstanding stock options.
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Collectively, the directors and these executive officers of Harbor may be deemed
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to beneficially own 419,150 shares (25.187%) of Harbor's outstanding shares of
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common stock.  This includes shares that may be deemed to be beneficially owned
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as a result of certain directors serving as trustees of certain benefit plans
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and shares that may be purchased pursuant to the exercise of stock options.
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This ownership information is as of March 31, 2000.
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